AD
1/14

09055206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2008
Estimated average burden hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-20357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Associates, A Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	New Jersey	07626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post — (201) 871-0866
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Gerald Post**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o: **Alpine Associates, A Limited Partnership**, as of **December 31**, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gerald Post

Signature

Vice President, Eckert Corp., General Partner of Alpine Associates

Title

Joan B. Zerr

Notary Public

JOAN B. ZERR
A Notary Public of New Jersey
My Commission Expires July 20, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Financial Statements and Schedules

December 31, 2006

(With Independent Auditors' Report Thereon)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners
Alpine Associates, A Limited Partnership:

We have audited the accompanying statement of financial condition of Alpine Associates, A Limited Partnership (the Partnership), including the condensed schedule of investments, as of December 31, 2006, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Associates, A Limited Partnership, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2007

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$ 10,388,875
Deposits with clearing organizations	4,595,867
Securities owned, at market value (cost $1,808,720,069) (note 5)	1,945,302,606
Securities owned, not readily marketable, at fair value (cost $82,785,731)	94,819,095
Receivables from brokers, dealers, and clearing organizations (notes 4 and 5)*	2,658,221,877
Dividends and interest receivable	4,105,004
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $287,671	213,554
Other assets	84,089
Total assets	$ 4,717,730,967

Liabilities and Partnership Capital

Liabilities:	
Securities sold, not yet purchased, at market value (proceeds $348,550,744) (note 5)	$ 362,873,884
Payables to brokers, dealers, and clearing organizations (notes 4 and 5)*	3,077,882,106
Payable to affiliates (note 3)	784,466
Dividends and interest payable	2,063,259
Accounts payable, accrued expenses, and other liabilities	4,784,814
Total liabilities	3,448,388,529
Commitments and contingencies	
Partnership capital:	
General partner	44,215
Limited partners	1,269,298,223
Total partnership capital (note 6)	1,269,342,438
Total liabilities and partnership capital	$ 4,717,730,967

* Includes $1,980,530,153 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2006

	Shares		Value
Securities owned, at market value (153.26%):			
Common stock (144.53%):			
Communications (4.78%)		$	60,624,049
Consumer (7.80%)			98,953,922
Energy (11.37%)			144,379,151
Financial (14.35%)			182,170,542
Healthcare (12.65%)			160,600,048
Industrial (9.05%)			114,841,293
Internet (7.82%)			99,311,911
Manufacturing (5.46%)			69,301,198
Media and entertainment (24.92%):			
Univision (8.37%)	3,000,000		106,260,000
Other (16.55%)			209,991,044
Total media and entertainment			316,251,044
Pharmaceutical (2.92%)			37,098,648
Real estate (11.45%)			145,388,198
Technology (8.94%)			113,467,265
Utilities (9.41%)			119,438,526
Other (13.61%)			172,687,100
Total common stock (cost $1,693,813,815)			1,834,512,895

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2006

	Shares	Value
Securities owned, at market value (153.26%) (continued):		
Convertible bonds (8.64%):		
Consumer (1.44%)		$ 18,339,384
Energy (0.25%)		3,228,688
Financial (1.96%)		24,727,798
Healthcare (0.56%)		7,155,135
Industrial (1.52%)		19,240,159
Manufacturing (1.63%)		20,689,963
Pharmaceutical (0.93%)		11,826,992
Technology (0.35%)		4,435,367
Total convertible bonds (cost $113,752,634)		109,643,486
Options (0.09%):		
Healthcare (0.09%)		1,146,225
Total options (cost $1,153,620)		1,146,225
Total securities owned, at market value (cost $1,808,720,069)		$ 1,945,302,606

	Securities owned, at market value	% of Securities owned, at market value
Country composition:		
United States	$ 1,732,519,099	89.06%
Canada	83,911,679	4.31
Netherlands	31,529,550	1.62
Spain	19,935,739	1.02
Italy	18,637,259	0.96
British Virgin Islands	13,793,637	0.71
Australia	10,661,750	0.55
Bermuda	10,640,000	0.55
Sweden	8,736,345	0.45
Cayman Islands	7,571,250	0.39
Israel	6,265,867	0.32
Germany	1,100,431	0.06
	$ 1,945,302,606	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2006

	Shares	Value
Securities owned, not readily marketable, at fair value (7.47%):		
Common stock (3.66%):		
Communications (0.05%)		$ 631,368
Consumer (0.21%)		2,672,850
Energy (1.11%)		14,114,903
Financial (0.16%)		2,008,311
Industrial (0.72%)		9,194,411
Internet (0.10%)		1,209,009
Manufacturing (1.31%)		16,577,274
Total common stock (cost $31,097,399)		46,408,126
Corporate bonds (1.09%):		
Consumer (1.07%)		13,581,700
Manufacturing (0.02%)		266,213
Total corporate bonds (cost $14,382,223)		13,847,913
Privately held securities (2.72%):		
Communications (0.20%)		2,476,000
Consumer (0.78%)		9,893,201
Energy (0.07%)		916,301
Financial (1.50%)		19,094,549
Industrial (0.04%)		550,939
Media and entertainment (0.08%)		1,000,000
Real estate (0.03%)		353,618
Technology (0.02%)		278,448
Total privately held securities (cost $37,306,109)		34,563,056
Total securities owned, not readily marketable, at fair value (cost $82,785,731)		$ 94,819,095

	Securities owned, not readily marketable, at fair value	% of Securities owned, not readily marketable, at fair value
Country composition:		
United States	$ 94,612,285	99.78%
Turkey	206,810	0.22
	$ 94,819,095	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2006

	Shares	Value
Securities sold, not yet purchased, at market value (28.59%):		
Common stock (28.56%):		
Communications (0.10%)		$ 1,285,760
Consumer (4.90%)		62,141,369
Energy (1.30%)		16,456,543
Financial (11.60%)		147,294,009
Healthcare (0.42%)		5,273,406
Industrial (3.59%)		45,513,660
Manufacturing (1.26%)		16,055,143
Media and entertainment (0.06%)		765,210
Pharmaceuticals (0.81%)		10,224,712
Real estate (1.37%)		17,386,014
Technology (2.84%)		36,093,093
Utilities (0.11%)		1,433,010
Other (0.21%)		2,625,705
Total common stock (proceeds $347,864,747)		362,547,634
Options (0.03%):		
Other (0.03%)		320,000
Technology (0.00%)		6,250
Total options (proceeds $685,997)		326,250
Total securities sold, not yet purchased, at market value (proceeds $348,550,744)		$ 362,873,884

	Securities sold, not yet purchased, at market value	% of Securities sold, not yet purchased, at market value
Country composition:		
United States	$ 304,114,670	83.81%
Canada	25,110,981	6.92
Italy	13,668,503	3.77
South Korea	12,400,500	3.42
Germany	7,055,913	1.94
Belgium	523,317	0.14
	$ 362,873,884	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2006

		Shares		Value
Total return swaps (0.66%):				
Unrealized appreciation on total return swaps			$	8,336,747
		Total return swaps		**% of Total return swaps**
Country composition:				
Britain	$	7,152,367		85.79%
Australia		575,247		6.90
United States		540,666		6.49
Canada		68,467		0.82
	$	8,336,747		100.00%
Futures (0.09%):				
Unrealized appreciation on total index futures			$	1,111,048
		Futures		**% of Futures**
Country composition:				
United States	$	1,111,048		100.00%

Investment percentages are based upon percentage of total partnership capital.
Unrealized appreciation and depreciation on total return swaps and futures are recorded within receivables from brokers, dealers, and clearing organizations and payables to brokers, dealers, and clearing organizations, respectively.

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2006

	Shares	Value
Shorts against the box – held long (191.39%):		
Communications (21.01%):		
AT&T Corp. (11.33%)	4,023,730	$ 143,848,276
Other (9.68%)		122,876,418
Total communications		266,724,694
Consumer (1.27%)		16,179,301
Energy (10.72%):		
Entergy Corp. (5.69%)		72,244,462
Other (5.03%)		63,767,943
Total energy		136,012,405
Financial (37.74%):		
Bank of America Corp. (10.10%)	2,402,238	128,255,487
Wachovia Corp. (15.51%)	3,456,231	196,832,355
Other (12.13%)		154,005,921
Total financial		479,093,763
Healthcare (2.97%)		37,654,690
Industrial (22.95%):		
Newmont Mining Corp. (5.87%)	1,650,700	74,529,105
Tyco International Ltd. (16.42%)	6,857,449	208,466,450
Other (0.66%)		8,340,210
Total industrial		291,335,765
Internet (8.55%):		
Symantec Corp. (5.84%)	3,555,400	74,130,090
Other (2.71%)		34,425,738
Total internet		108,555,828
Manufacturing (9.99%):		
Daimler Chrysler AG Ord. (6.60%)	1,363,434	83,728,482
Other (3.39%)		43,107,585
Total manufacturing		126,836,067
Media and entertainment (28.78%):		
Comcast Corp. CL A (8.43%)	2,527,717	106,998,261
International Game Technology (8.11%)	2,229,205	102,989,271
Viacom Inc. CL B (5.06%)	1,565,247	64,222,084
Other (7.18%)		91,093,421
Total media and entertainment		365,303,037
Pharmaceutical (20.80%):		
Amerisourcebergen Corp. (13.12%)	3,703,524	166,510,439
Other (7.68%)		97,569,055
Total pharmaceutical		264,079,494
Real estate (0.65%)		8,242,073
Technology (18.19%):		
Adobe Systems Inc. (10.53%)	3,250,000	133,640,000
Other (7.66%)		97,200,483
Total technology		230,840,483
Utilities (5.31%):		
Duke Energy Corp. (5.31%)	2,028,000	67,349,880
Other (2.46%)		31,222,926
Total shorts against the box – held long (cost $1,898,091,694)		$ 2,429,430,406

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2006

	Shares	Value
Shorts against the box – held short (191.39%):		
Communications (21.01%):		
AT&T Corp. (11.33%)	4,023,730	$ 143,848,276
Other (9.68%)		122,876,418
Total communications		266,724,694
Consumer (1.27%)		16,179,301
Energy (10.72%):		
Entergy Corp. (5.69%)		72,244,462
Other (5.03%)		63,767,943
Total energy		136,012,405
Financial (37.74%):		
Bank of America Corp. (10.10%)	2,402,238	128,255,487
Wachovia Corp. (15.51%)	3,456,231	196,832,355
Other (12.13%)		154,005,921
Total financial		479,093,763
Healthcare (2.97%)		37,654,690
Industrial (22.95%):		
Newmont Mining Corp. (5.87%)	1,650,700	74,529,105
Tyco International Ltd. (16.42%)	6,857,449	208,466,450
Other (0.66%)		8,340,210
Total industrial		291,335,765
Internet (8.55%):		
Symantec Corp. (5.84%)	3,555,400	74,130,090
Other (2.71%)		34,425,738
Total internet		108,555,828
Manufacturing (9.99%):		
Daimler Chrysler AG Ord. (6.60%)	1,363,434	83,728,482
Other (3.39%)		43,107,585
Total manufacturing		126,836,067
Media and entertainment (28.78%):		
Comcast Corp. CL A (8.43%)	2,527,717	106,998,261
International Game Technology (8.11%)	2,229,205	102,989,271
Viacom Inc. CL B (5.06%)	1,565,247	64,222,084
Other (7.18%)		91,093,421
Total media and entertainment		365,303,037
Pharmaceutical (20.80%):		
Amerisourcebergen Corp. (13.12%)	3,703,524	166,510,439
Other (7.68%)		97,569,055
Total pharmaceutical		264,079,494
Real estate (0.65%)		8,242,073
Technology (18.19%):		
Adobe Systems Inc. (10.53%)	3,250,000	133,640,000
Other (7.66%)		97,200,483
Total technology		230,840,483
Utilities (5.31%):		
Duke Energy Corp. (5.31%)	2,028,000	67,349,880
Other (2.46%)		31,222,926
Total shorts against the box – held short (proceeds $2,524,633,474)		$ 2,429,430,406

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2006

Revenues:		
Interest earned from borrowed securities	$	130,026,536
Trading and arbitrage gains		171,110,461
Dividends income		38,094,036
Interest income		6,030,040
Total revenues		345,261,073
Expenses:		
Interest incurred on loaned securities		146,654,818
Advisory fee (note 3)		29,043,761
Operating expenses (note 3)		6,035,404
Interest expense (note 3)		9,597,998
Dividends on securities sold short		11,637,975
Commissions and clearing costs		5,569,766
Legal fees and other professional services		1,036,174
Compensation of the general partner (note 3)		50,000
Total expenses		209,625,896
Net income	$	135,635,177

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Changes in Partnership Capital

Year ended December 31, 2006

		General partner	Limited partners	Total
Balance as of December 31, 2005	$	6,866	1,236,457,079	1,236,463,945
Capital contributions		—	45,380,368	45,380,368
Capital withdrawals		(7,452)	(148,129,600)	(148,137,052)
Net income		44,801	135,590,376	135,635,177
Balance as of December 31, 2006	$	44,215	1,269,298,223	1,269,342,438

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 135,635,177
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	70,459
(Increase) decrease in operating assets:	
Deposits with clearing organizations	2,100,000
Securities owned, at market value	(213,932,270)
Securities owned, not readily marketable, at fair value	281,898
Receivables from brokers, dealers, and clearing organizations	505,515,926
Receivable from affiliates	37,025
Dividends and interest receivable	2,178,563
Other assets	14,348
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at market value	(169,515,870)
Payables to brokers, dealers, and clearing organizations	(146,845,086)
Payable to affiliates	(13,742,609)
Dividends and interest payable	1,277,813
Accounts payable, accrued expenses, and other liabilities	4,579,480
Net cash provided by operating activities	107,654,854
Cash used in investing activities:	
Purchases of furniture, fixtures, and equipment	(55,129)
Cash used in investing activities	(55,129)
Cash flows used in financing activities:	
Capital contributions	45,380,368
Capital withdrawals	(148,137,052)
Net cash used in financing activities	(102,756,684)
Net increase in cash and cash equivalents	4,843,041
Cash and cash equivalents as of beginning of year	5,545,834
Cash and cash equivalents as of end of year	$ 10,388,875
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 153,459,532

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Alpine Associates, A Limited Partnership, ("Alpine" or the "Partnership") is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corporation) is a corporation whose sole shareholder is also a limited partner.

Alpine trades securities, convertible debt, options, swaps, and futures contracts for its own account. These trading activities are primarily related to merger arbitrage.

Alpine is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

Profits and losses are allocated as follows:

a. Net profits, after a 12% priority distribution to the limited partners (as defined in the Partnership Agreement), but only until Alpine shall earn a 20% return, are allocated 70% to the limited partners and 30% to the general partner. Subsequent to Alpine earning a 20% return, net profits are allocated 80% to the limited partners and 20% to the general partner.

b. Net losses are allocated first to the general partner based on its share of capital (as defined), and the remaining net losses are allocated to the limited partners. Net profits allocated to the general partner are not subject to reduction by net losses if a limited partner withdraws capital and a portion of the withdrawal represents profits in excess of the priority distribution.

(2) Significant Accounting Policies

(a) Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible bonds, open futures contracts, total return swaps, and options are valued at market value based on quoted market prices. Investments (including private equity and distressed debt investments), which are not readily marketable, are valued at their estimated fair value as determined by the general partner. Short against the box represents equity securities sold, not yet purchased, for which Alpine has a corresponding equity securities-owned position.

Securities borrowed and securities loaned are carried at contract value. Interest income and expense on securities borrowed and loaned transactions are recorded as interest earned from borrowed securities and interest incurred on loaned securities, respectively, in the accompanying statement of income.

(b) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 10 years.

(c) Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates, with resulting gains and losses reflected in the accompanying statement of income as a component of trading and arbitrage gains.

(Continued)

(d) Cash Equivalents

Alpine considers demand deposits and short-term fixed income high quality investments with maturities of less than three months to be cash equivalents.

(e) Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. As a New Jersey limited partnership, Alpine is subject to a minimal New Jersey tax filing fee.

(f) Trading and Arbitrage Gains

Trading and arbitrage gains includes both net realized and unrealized gains and losses on securities owned and securities sold.

(g) Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Alpine is a limited partnership, managed by the general partner. The Partnership Agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between Alpine and a company that is owned by the spouse of the sole shareholder of Alpine's general partner (the trading advisor) to provide research assistance and advice in connection with merger arbitrage transactions and trading decisions for Alpine in return for an advisory fee. The trading advisor is also engaged as a trading advisor for six other entities in a business similar to Alpine's. Similar trading strategies may be employed by the trading advisor for the six other entities. The advisory fee, which is included in the accompanying statement of income, is determined monthly and is 0.2% of Alpine's average capital balance during such month.

Pursuant to agreements between Alpine and five of the six other entities engaged in a business similar to that of Alpine (the Agreements), Alpine will share with the five other entities all realized and unrealized gains and losses derived from its distressed securities and commodity futures portfolio in order to permit such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of a participation in respect of such distressed debt or futures investments shall, at the end of each calendar month, receive from, or pay to, as appropriate, Alpine, an amount equal to any profit or loss attributable to such investments during the month. Profits and losses are allocated pro rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to Alpine, an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current

LIBOR rate applied to Alpine's pro rata allocation of the underlying distressed securities and futures portfolio.

An agreement exists between Alpine and an affiliate of Alpine's general partner. This affiliate (the administrative affiliate) provides various administrative services including research, back-office operations, trade executions, and other personnel services, as well as furnishes office space, to Alpine. Alpine shares services provided by the administrative affiliate with six other entities engaged in a business similar to Alpine's. During 2006, total administrative fees were $3,502,165, which are included in operating expenses in the statement of income.

The amounts payable to affiliates as of December 31, 2006 and interest expense for the year ended December 31, 2006 are as follows:

		Balance December 31, 2006	Interest expense
Administrative affiliate	$	156,455	12,783
Alpine Partners, L.P.		109,203	—
Alpine Associates Offshore Fund, Ltd.		61,793	—
Palisades Partners, L.P.		80,809	—
Alpine Associates II, L.P.		250,370	—
Alpine Associates Offshore Fund II, Ltd.		125,836	—
	$	784,466	12,783

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2006, receivables from and payables to brokers and dealers included approximately $2.6 billion of securities borrowed and approximately $2.9 billion of securities loaned, respectively.

(5) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, Alpine's activities involve execution, settlement, and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose Alpine to counterparty risk. Such counterparties represent principally major brokerage institutions. Alpine monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

Alpine may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. Alpine monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

(Continued)

Alpine enters into exchange-traded equity index futures and equity option positions to hedge its arbitrage trading positions. Alpine will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. Alpine also enters into certain swap contracts for purposes other than hedging. All derivative instruments are recorded at fair value in the statement of financial condition with the resultant changes in fair value of derivatives recorded as a component of trading and arbitrage gains in the accompanying statement of income. The following notional amounts of these derivatives as of December 31, 2006 are not reflected in the statement of financial condition but are indicators of the volume of transactions.

Equity options	$	79,197,500
Equity index and commodity futures		168,564,510
Total return equity swaps		289,863,466

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require Alpine to deposit cash with the lender. With respect to securities loaned, Alpine receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Alpine monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2006, Alpine has received securities with a market value of approximately $2.5 billion related to its securities borrowed transactions. As of December 31, 2006, Alpine has pledged securities with a market value of approximately $2.9 billion related to its securities loaned transactions. Alpine continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(6) Net Capital

Alpine is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2006, Alpine's net capital was $844,033,111, which was $843,783,111 in excess of regulatory requirements. Capital may not be withdrawn from Alpine to the extent that capital is required to maintain continued compliance with the Rule.

(Continued)

Proprietary accounts held at Bear Stearns Securities Corp., Deutsche Bank AG and Credit Suisse, LLC (collectively, the Brokers) (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(7) Fair Value of Financial Instruments

All financial instruments are carried at fair value, with the resultant changes in fair value reflected in trading and arbitrage gains in the statement of income.

(8) Commitments and Contingencies

In its normal course of business, the Partnership is subject to examinations and requests for information from its regulators. The Partnership has complied with these requests and does not expect the resolution of any will result in a material adverse effect on the Partnership's financial position or results of operations.

(9) Financial Highlights

Financial highlights for the Partnership for the year ended December 31, 2006 were as follows:

Total return	11.87%

Total return is calculated based on net assets for the limited partner class taken as a whole. An individual investor's return may vary from this return based on the timing of capital transactions.

The following table presents net investment loss and operating expenses to average partnership capital ratios for the year ended December 31, 2006:

Net investment loss	(2.91)%
Operating expenses	5.17%

The net investment loss and operating expense ratios are calculated based on average monthly net assets of limited partners. Net investment loss is calculated based on interest earned from borrowed securities, dividends and interest less total expenses. Operating expenses are calculated based on total expenses less interest incurred on loaned securities. The computation of such ratios are based on the amount of net investment loss and operating expenses assessed to an individual limited partner's capital may vary from these ratios based on the timing of capital transactions.

Schedule I

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2006

Computation of net capital:		
Total partners' capital		$ 1,269,342,438
Deduction and/or charges:		
Nonallowable assets	$ 96,111,978	
Commodity futures contracts and spot commodities proprietary capital charges	13,664,048	109,776,026
Net capital before haircut on firm securities		1,159,566,412
Haircuts on firm securities		315,533,301
Net capital		844,033,111
Computation of alternative net capital requirements:		
Minimum net capital requirement		250,000
Excess net capital		$ 843,783,111
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements, whichever is greater		$ 843,764,510

The above computation does not differ materially from the Partnership's computation of net capital filed with FOCUS Form X-17A-5 Part IIA as filed on January 25, 2007 with the National Association of Securities Dealers, Inc.

See accompanying independent auditors' report.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Schedule of Nonallowable Assets

December 31, 2006

Description		Amount
Securities owned, not readily marketable, at fair value	$	94,819,095
Interest receivables on nonallowable assets		995,240
Furniture, fixtures, and equipment, net		213,554
Other assets		84,089
Total nonallowable assets	$	96,111,978

See accompanying independent auditors' report.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

December 31, 2006

Alpine qualifies for exemption from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). Alpine was in compliance with the condition of this exemption for the period from January 1, 2006 to December 31, 2006.

See accompanying independent auditors' report.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5

The Partners
Alpine Associates, A Limited Partnership:

In planning and performing our audit of the financial statements of Alpine Associates, A Limited Partnership, (the Partnership) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The General Partner is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in conformity with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2007

END